
06011377

ventracor

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

21 February 2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA


SEC MAIL PROCESSING
RECEIVED
MAR 0 6 2006
WASH, D.C.
185
SECTION

SUPPL

Dear Ladies and Gentlemen

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

PROCESSED
MAR 0 7 2006
THOMSON
FINANCIAL

Andrew Geddes
Investor & Media Relations Manager

encl

confidential



December 2005 Half Year Results

On track for commercialization

**Recognised as a major long term player.**

## Forward looking statements



*This presentation contains forward looking statements included in these materials which involve subjective judgment and analysis and are subject to significant uncertainties, risks, and contingencies, many of which are outside the control of, and are unknown to Ventracor Limited (Ventracor) and any of its subsidiary companies. In particular, they speak only as of the date of these materials, they assume the success of Ventracor's business strategies, and are subject to significant regulatory, business, competitive and economic uncertainties and risks. No representation, warranty or assurance (express or implied) is given or made in relation to any forward looking statement by any person (including Ventracor). In particular, no representation, warranty or assurance (express or implied) is given in relation to any underlying assumption or that any forward looking statement will be achieved. Actual future events may vary materially from the forward looking statements and the assumptions on which the forward looking statements are based. Given these uncertainties, readers are cautioned to not place undue reliance on such forward looking statements. Subject to any continuing obligations under applicable law or any relevant listing rules of the ASX, Ventracor disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements in these materials to reflect any change in expectations in relation to any forward looking statements or any change in events, conditions or circumstances on which any such statement is based. Nothing in these materials shall under any circumstances create an implication that there has been no change in the affairs of Ventracor since the date of these materials.*



## VCR - On track for commercialization



- 2006 and future milestones expected to build on significant achievements to date
- Targeting a large potential market, with a competitive product offering
  - First and only 3G LVAD in US Clinical Trials today
  - Attractive partner for global key opinion leaders
- The road to success
  - Accelerating the pace of recruitment – new centers, more patients
  - CE Mark Trial recruitment complete. Results to date encouraging
  - US Feasibility Trial 5 out of 10 patients enrolled
- VCR sets and achieves challenging milestones
- First revenues in 2006, expect revenue expansion in 2007.



## Half Year Results to December 2005



**Shares on issue:** 194.975 million

**Market capitalization:** A$225 million

**No of shareholders:** ~ 20,000

**ASX:VCR (ADR VCTRY)**

| | Half Year ended | |
|---|---|---|
| | 31 December 2005 | 31 December 2004 |
| Sales revenue | A$512,000 | - |
| Loss for the period | A$(14.763) million | A$(13.461) million |
| Net tangible assets per share | 12.38 cents per share | 26.70 cents per share |
| Cash and cash equivalents | A$17.374 million | A$32.947 million |
| Debt | Zero | Zero |
| Total equity | A$24.137 million | A$38.301 million |



## Heart Failure and LVADs



- Heart failure is a major and growing public health problem
  - Five million US patients, with over a half million new every year
  - The most common Medicare diagnosis-related-group
  - Total estimated direct/indirect costs were US$27.9 billion in 2005 (ACC)
- Globally + 50,000 people who could benefit from a Left Ventricular Assist Device (LVAD)
- 2005 ACC/AHA Practice Guidelines recommend LVAD as an option for patients in end stage (class IV) heart failure
- LVAD procedure reimbursed under DRG 103
  - Allows up-to US$150,000 available for reimbursement during trials
  - Enables LVAD companies to earn revenues while devices in trial
  - Average industry selling price US$65,000.



## LVADs - A major market opportunity



- Bridge To Transplant (BTT) relatively small market but regulatory entry point
- Destination Therapy (DT) market size est. >US$2 billion
- No "ideal" DT device market approved in US - wide open opportunity
- Long term profitability in medical devices depends on market share:
  - Product and technology performance (VentrAssist has lead in 3G trials)
  - Time to market (Ventracor is running fast and hard)
- Clinical and Regulatory issues determine time to market
  - FDA requires prospective randomized trial to Heartmate I for DT
  - Clinicians, industry, and FDA are now working together to develop new protocols without prospective randomization to HM1.
  - Ventracor intends to pursue its own strategy in parallel
    - Clinical crossover from Bridge to Destination is growing in the US
    - Innovative approach to trial design and strategy may yield earlier approval.


3G LVADs will expand the market
ventracor
Current LVAD universe
Destination
50,000 patients
2G
Bridge
4,000 patients
1G
3G VentrAssist
Suits more patients
Small enough for most
No wearing parts
Low follow-up burden
7
February/March 2006

## VCR has strong competitive position

ventracor

| Company | 2nd Gen Axial | 3rd Gen Axial | 3rd Gen Centrifugal | Clinical Experience | 2G in US Clinicals | 3G in US Clinicals |
|---|---|---|---|---|---|---|
| Thoratec | √ | | √ | ++++ | √ | |
| Micromed | √ | | | +++ | √ | |
| Jarvik | √ | | | +++ | √ | |
| World Heart | | | √ | - | | |
| Arrow | | | √ | + | | |
| Terumo | | | √ | + | | |
| Heartware | | | √ | - | | |
| Berlin Heart | | √ | | +++ | | |
| Ventracor | | | √ | ++ | | √ |

8 February/March 2006

## Physicians find Ventracor attractive

ventracor

- New, exciting technology
  - only 3rd generation centrifugal pump in US clinicals
  - not another "me too" axial flow pump
- VentrAssist designed for lifetime use since inception
  - vs other 1G pumps designed for BTT 'repackaged' as DT
  - design decisions make sense to physicians
- Physicians prefer to work with companies dedicated to the long term
  - invest professional reputation in clinical trial partners
  - alignment with long-term players is less risky
- Alternative to single supplier market
  - physicians uncomfortable with monopoly position of any company
  - want to see real advances in the field driven by competition.

9 February/March 2006

## Working with the world's best

ventracor

- US trials attracting key opinion leaders
  - Principal Investigator Prof. Eric Rose, Columbia University
- Leading Scientific Advisory Board
  - Prof. Robert Kormos (Chairman) – Surgeon, UPMC, Pennsylvania
  - A/Prof. Anne Keogh - Cardiologist, St Vincent's Hospital, Sydney
  - Prof. Mariell Jessup – Cardiologist, University of Pennsylvania
  - Mr. Steven Tsui – Consultant Surgeon, Papworth Hospital, UK
  - Prof. David Kaye – Cardiologist, The Alfred Hospital, Melbourne
  - Prof. Don Esmore – Surgeon, The Alfred Hospital, Melbourne
  - Prof. Jim Antaki – Biomedical Engineer, Carnegie Mellon University, Pennsylvania
  - A/Prof. Bob Salamonsen – Intensivist, Alfred Hospital, Melbourne
  - Prof. Harvey Borovetz – Biomedical Engineer, UPMC, Pennsylvania
  - Prof. John Eikelboom – Hematologist, McMaster University, Canada

10 February/March 2006

## The Road to US BTT Approval

ventracor

| | | |
|---|---|---|
| CY Q1 2006 | BTT Feasibility enrollment complete | 10 implants |
| CY Q1 2007 | BTT Pivotal Trial Begins (estimated) | |
| Next stages (estimated) | BTT Pivotal Trial ends | ~ 140 implants |
| | BTT Pivotal Recruitment | 18-24 months |
| | BTT end point data release | 6 months later |
| | BTT FDA submission and review | ~ 6 months |
| | BTT FDA Panel and approval | 6 – 12 months |
| | VentrAssist on market for BTT sales | ~ 3 months later |

Note: future time scales based on historical precedents with other devices and companies

11 February/March 2006

## The Road to US DT Approval

ventracor

- Line between BTT and DT is blurring
  - Definition of "transplant" patient is "evolving"
- Prospective randomized trial to HMI has problems, and is not the only approach. Innovative trial design could shrink timelines.
- Revenues achievable during DT clinical trial. Continuing recruitment will be allowed after targets have been reached for trial.

| | | |
|---|---|---|
| CY Q4 2006 | BTT DT Trial Protocol submitted (estimated) | |
| CY Q1 2007 | DT Trial Enrollment begins (estimated) | ~ 200 patients |
| Next stages (estimated) | DT Trial enrollment complete | 18-30 months |
| | DT Trial end point data release | 18-24 months later |
| | DT Trial FDA submission and review | ~ 6 months |
| | BTT FDA Panel and approval | 6 – 12 months |
| | VentrAssist on market for DT sales | ~ 3 months later |

12 February/March 2006

## Building momentum in the US


ventracor

- First and only 3G LVAD in US clinical trials
- BTT Pivotal Trial Protocol close to approval
- DT Trial Protocol in development & discussions with FDA
- Feasibility Study recruitment growing – 5 of 10 patients enrolled.

| Five prestigious centres | # Implants |
| --- | --- |
| University of Maryland (Baltimore, MD) | 4 |
| Columbia University (New York, NY) | 1 |
| University of Minnesota (Minneapolis, MN) | |
| University of Pittsburgh Medical Centre (UPMC, Pittsburgh, PA) | |
| Cleveland Clinic (Cleveland, OH) | |
| Total | 5 |



## The European Opportunity


ventracor

- CE Mark Trial recruitment complete (30 patients)
  - Patient follow up, data collation and submission in progress
  - Approval possible Q4 CY 2006
- But we are not waiting to grow the business
  - New protocol to continue implants while waiting for CE Mark
  - Expanding to new European centres
  - Building strong local teams
- Europe is an important strategic market
  - Significant revenues, but slower growth than US
  - Test market for US: product knowledge, field support, marketing and sales
  - European Key Opinion Leaders have global influence.



## VCR has a history and culture to set and meet challenging milestones


ventracor

| | |
| --- | --- |
| First revenues achieved | ☑ |
| CE Mark Trial enrolment | ☑ |
| US feasibility study enrolment complete | CY 1Q 2006 |
| US BTT trial begins | CY 1Q 2007 (estimated) |
| CE Mark Approval | CY 1Q 2007 (estimated) |



## 2005 Challenges and achievements


ventracor


Ventracor Share Price
July '05
First US implant achieved. Start of US trial
Oct '05
Commencement of negotiations with HTW
VCR announces first operating revenues
April '05
CEO Market Briefing on US/EU Commercialization strategy
Enrolment progress for EU approval
Nov '05
Positive end to HTW litigation
Feb '06
CE Mark Trial enrolment complete
Half Year results announced with first revenues
Sept '05
Voluntary field exchange
$1.70
$1.60
$1.50
$1.40
$1.30
$1.20
$1.10
$1.00
$0.90
$0.80
$0.70
Feb-05
Mar-05
Apr-05
May-05
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06



## Strategies to address future challenges and risks


ventracor

| Challenge / risk | Strategy |
| --- | --- |
| Product | • VentrAssist is leading – now. Program of continuous improvement (lead, cannulae), combined with major developments (TETS) |
| Time to market | • Creative approach to clinical trial design.<br>• Work with the best implanting centers<br>• Policy of minimum errors in data and regulatory submissions |
| Intellectual property | • Continue to build<br>• Aggressively defend |
| Capital Needs | • Continue to develop strong supportive shareholder base<br>• Frequent and open shareholder communications |
| Manufacturing | • Capacity today for ~50 pumps per month<br>• Grow capacity as needed (modular)<br>• Focus on driving down manufacturing costs |
| Sales and marketing | • Rapidly build strong teams in US & Europe<br>• Develop strong, enduring relationships with Key Opinion Leaders<br>• Maintain strong image to promote market awareness |



## VCR - On track for commercialization


ventracor

- 2006 and future milestones expected to build on significant achievements to date
- Targeting a large potential market, with a competitive product offering
  - First and only 3G LVAD in US Clinical Trials today
  - Attractive partner for global key opinion leaders
- The road to success
  - Accelerating the pace of recruitment – new centers, more patients
  - CE Mark Trial recruitment complete. Results to date encouraging
  - US Feasibility Trial 5 out of 10 patients enrolled
- VCR sets and achieves challenging milestones
- First revenues in 2006, expect revenue expansion in 2007.

ventracor

# Appendix



# VentrAssist designed as ideal DT Product – from the beginning

ventracor

| Requirement | VentrAssist |
|---|---|
| *Form* | |
| Easily implanted, small pocket, surgical preference | 298 gm, thoracic or abdominal implant |
| Suitable for most patients (size, location) | Smallest patient 10 years, 35 kg |
| Small percutaneous lead (or implantable rechargeable power supply) | 6mm dia lead; TETS under development |
| *Function* | |
| Provides adequate pump output for a wide range of patients | 2-9 l/min. Typical resting need 5 l/min |
| Mimics physiological performance of the heart | Starling like response to changing need |
| *Forgettable* | |
| Robust and reliable – device failure not an issue | Single moving part. No mechanical bearings |
| Implant and forget – minimal or no infection, low follow-up burden | No movement, small pocket, small lead |
| Simple anticoagulation regime – balance of stroke and bleeding | Fully washed rotor. Low speed. Low thrombosis |
| *Financial* | |
| Combination of revenue and costs (manufacturing, support, SG&A)<br>• Profitable Business Model<br>• Sustainable and Scalable<br>• Attractive Investment Vehicle | Product designed for long term use, low cost.<br>Manufacturing capability designed for future<br>History of meeting aggressive milestones<br>Broad shareholder base |



# Definitions

ventracor

- Aorta The main artery from the heart to the rest of the body
- AMI Acute Myocardial Infarction. An obstruction in the blood supply to the heart muscle (usually as a result of clot formation in a coronary artery) which leads to damage to the heart muscle. The lay term is "heart attack".
- Anticoagulation Drug therapy with a class of drug which prevents blood coagulation and thrombus (clot) formation. The most commonly prescribed anticoagulation drug is Warfarin (Coumadin)
- Axial Flow Pump A heart pump where the blood enters and exits in line with the axis of a rotating impeller (like a jet turbine)
- BTT Bridge To Transplant. An LVAD is implanted to support a patient until a donor heart for transplantation becomes available.
- BTR Bridge to recovery. An LVAD is implanted with the intention of removing it when the patient's heart recovers.
- CE Mark Conformité Européen. A mark applied to a product that is approved for sale in the European Union.
- Centrifugal Flow Pump A heart pump where the blood enters in line with the axis of the impeller, but leaves at right angles to the axis of the impeller.
- CHF Congestive Heart Failure – a type of heart failure characterized by weakened heart muscle such that the heart can not empty properly and becomes congested with blood.
- CVA Cerebro-Vascular Accident – or Stroke. Often caused as result of clots migrating to the blood vessels in the head, obstructing blood flow to the brain.
- DCM Dilative cardiomyopathy. A chronic heart disease with slow degeneration which usually leads to sudden heart failure due to ventricular arrhythmia or severe heart failure after a long sub-clinical phase
- DMR Device Master Record. The body of information including the design, development, and manufacturing used for a device.
- DT Destination Therapy. An LVAD is implanted without any intention of replacing it with a transplanted heart.
- Heart Failure A situation characterized by loss of pumping function of the heart, often due to the consequences of myocardial infarction ("heart attack")
- Hemolysis The rupture of red blood cells. This is an undesirable outcome which can be caused by LVADs. The VentrAssist LVAS causes very low levels of hemolysis by comparison to older types of LVADs.



# Definitions

ventracor

- IDE Investigational device exemption – A license that the US FDA grants device manufacturers to sell unapproved product in the USA for the purpose of clinical trialing
- Incidence A statistical measure of the number of people who will be diagnosed with a specified disease or condition during a set time (eg: annual)
- INR International Normalized Ratio – a numerical figure used to estimate the clotting time of blood. A patient using Warfarin (eg: for atrial fibrillation) would normally have a target INR of 2-3.
- IRB Institutional Review Board. A group of people convened to review proposals for conducting clinical trials on humans. Sometimes called an Ethics Committee.
- LVAD Left Ventricular Assist Device – a blood pump to aid the function of the left ventricle of the heart
- MDD Medical Device Directive. A piece of EU legislation covering medical devices.
- NYHA New York Heart Association. The NYHA classifies heart failure according to functional capacity of the patient into four classes. Class IV is the most severe, the patients are unable to perform even basic activities of daily living.
- PM Panel Meeting Part of the PMA process during which the sponsor (ie: Ventracor) presents data in a public forum to a panel of experts convened by the FDA.
- Pre-market Approval. The process by which information is submitted to the FDA for review prior to the FDA granting permission to market.
- Prevalence A statistical measure of the number of people who have a specified disease or condition at any one time
- TETS Transcutaneous Energy Transfer System. The wireless transfer of electromagnetic energy from an external power source through a medium
- Thrombolysis, thrombolytic Thrombolysis is the process by which a thrombus (clot) is broken down by the body's own systems. A drug which mimics this is caused a thrombolytic
- UNOS United Network for Organ Sharing – A US body that develops and implements guidelines for eligibility and priority of organ transplantation
- Ventricular Fibrillation An abnormal heart rhythm characterized by chaotic movement of the ventricles which has little or no pump function. Untreated VF leads to death within minutes.



ventracor



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